WHITE & CASE

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036-2787

Tel + 1 212 819 8200
Fax + 1 212 354 8113
www.whitecase.com

04035950

Direct Dial + (212) 819-8631 vpupello@whitecase.com

RECD S.E.C.
AUG - 2 2004
1086

July 30, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20005

SUPPL

Re: Grupo Industrial Saltillo, S.A. de C.V.
Commission File No. 82-5019

Ladies and Gentlemen:

On behalf of our client, Grupo Industrial Saltillo, S.A. de C.V. (the "Company"), we enclose herewith for submission with the Securities and Exchange Commission pursuant to Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, a press release of the Company, dated July 28, 2004, announcing the Company's financial results for the second quarter of 2004.

Please contact Howard Kleinman at (212) 819-8656 or Vanessa Pupello at (212) 819-8631 if you have any questions regarding this submission. Please acknowledge receipt of the enclosed by stamping and returning to our messenger the enclosed copy of this letter.

Sincerely,

Vanessa Pupello

Vanessa Pupello

VP:vp

Enclosure

PROCESSED
AUG 03 2004
THOMSON FINANCIAL

8/3

GRUPO INDUSTRIAL SALTILLO

Grupo Industrial Saltillo Reports Second Quarter 2004 Results

Saltillo, Mexico, July 28, 2004 – Grupo Industrial Saltillo, S.A. de C.V. (BMV: GISSA, OTC: GISQY) (GISSA), a leading Mexican industrial company, today announced results for the three and six-month period ended June 30, 2004[1].

Second Quarter 2004 Financial Highlights[1]

- Consolidated revenues were Ps.1,976, a 25% and 4% increase YoY and QoQ, respectively. In dollar terms, revenues increased 19% YoY to US$174 million.
- Operating income rose 253% YoY to Ps.136 million, and 4% from the previous quarter. Operating margin was 7%, up from 2% for 2Q03 and remained unchanged QoQ. In dollar terms, operating income was US$12 million, a 238% increase, compared with 2Q03.
- Consolidated EBITDA gained 57% YoY to Ps.299 million and 2% on a sequential basis. EBITDA margin rose to 15% from 12% in 2Q03 and remained flat QoQ. In dollar terms, EBITDA was US$26 million, a 51% YoY increase and declined 1% QoQ.
- Net majority income was Ps.8 million (US$1 million), or a gain per ordinary share of Ps.0.03 (US$0.01 per ADS). This compares with a net majority gain of Ps.104 million (US$10 million) for 2Q03, or a gain per ordinary share of Ps. 0.37 (US$0.21 per ADS).

Second Quarter 2004 Earnings Conference Call

Date:	Thursday, July 29, 2004
Time:	**10:00 AM US EST – 9:00 AM Mexico time**
Dial Information:	(706) 634-1333 (International); (800) 344-1005 (from US and Canada)
Passcode:	8772093
Replay:	Starting Thursday, July 29, 2004, at 1:00 PM US EST (12:00 PM Mexico time), ending at midnight EDT on Thursday, August 5, 2004. Dial-in Number: (800) 642-1687 (US & Canada), (706) 645-9291 (International). Confirmation Code: 8772093.

[1] Unless otherwise indicated, all financial and operating data discussed in this announcement are in accordance with Generally Accepted Accounting Principles in Mexico and in constant Mexican pesos as of June 30, 2004. All dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each quarter by the applicable average exchange rate for that quarter.

SECOND QUARTER CONSOLIDATED HIGHLIGHTS

Revenues

Revenues for 2Q04 rose 25% year-over-year to Ps.1,976 million, with increases at the Company's three industry segments. Sales gained 45% at Metal and Automotive, 13% at Building Materials and 8% at Housewares during the period. The growth in revenues was principally driven by volume increases of 21%, 13% and 8% at Metal and Automotive, Building Materials and Housewares, respectively.

On a sequential basis, revenues gained 4% as a result of a 15% increase at Metal and Automotive, which was partially offset by declines of 3% and 2% at Building Materials and Housewares, respectively.

Exports for the quarter rose 39% YoY to 54% of total revenues, from 48% in 2Q03. Growth was driven by the recovery of the US economy, incremental exports by the Aluminum foundry to Australia and the success of the Company's strategic focus on developing the US ceramic tiles and water heater market.

For the first half of the year, revenues increased by 15% to Ps.3,867 million, driven by an increase of 33% at Metal and Automotive, 4% at Building Materials and 3% at Housewares.

For the full year, management expects revenues to continue improving, principally from growth at the Aluminum and Diesel Iron Engine Blocks and Heads business, the ramping up of the new Ductile Iron auto parts foundry and new orders from Chrysler at the Gasoline Iron Engine Blocks and Heads business. Sales are also expected to increase, driven by new orders from Toyota which are scheduled to begin during the fourth quarter of the year. Building Materials revenues are also expected continue increasing, benefiting from the consolidation of the new commercial strategy implemented at the Ceramic Tiles business, higher sales following the Federal housing program as well as through increased exports to the US, both at Ceramic Tiles and Water Heaters.

Table 1: Total Sales

	2Q04	1Q04	2Q03	YoY % Change	QoQ % Change	6-mo 2004	6-mo 2003	YoY % Change
Revenues (Million Pesos)	1,976	1,891	1,587	25%	4%	3,867	3,372	15%
Metal and Automotive	*880*	*766*	*609*	*45%*	*15%*	*1,646*	*1,233*	*33%*
Building Materials	*836*	*860*	*737*	*13%*	*(3%)*	*1,696*	*1,630*	*4%*
Housewares	*261*	*265*	*241*	*8%*	*(2%)*	*526*	*509*	*3%*
Domestic Sales	909	958	820	11%	(5%)	1,867	1,820	3%
Exports	1,067	933	767	39%	14%	2,000	1,552	29%
Revenues (Million Dollars)	174	171	145	19%	1%	345	303	14%
Metal and Automotive	*77*	*69*	*56*	*38%*	*11%*	*147*	*111*	*32%*
Building Materials	*73*	*78*	*68*	*9%*	*(6%)*	*151*	*146*	*3%*
Housewares	*23*	*24*	*22*	*4%*	*(5%)*	*47*	*46*	*3%*
Volume								
Metal and Automotive				*21%*	*5%*			*19%*
Building Materials				*13%*	*(5%)*			*9%*
Housewares				*8%*	*(8%)*			*7%*

Operating Income (EBIT)

Operating income for 2Q04 rose by 253% YoY to Ps.136 million. Operating margin improved to 7%, from 2% in 2Q03. This is explained mainly by:

- The above mentioned 25% YoY increase in sales;
- Better use of installed capacity, which allows to increase absorption of semi variable costs and overhead expenses; and
- A decline in overhead expenses in excess of 10% in real-terms resulting from the Company's reorganization started last year.

The improvement in operating income was achieved despite the high volatility in commodity prices, the increase in electricity costs, cost overruns issues due to the launch of new products at the Diesel foundry and the start-up of new operations.

On a sequential basis, operating income gained 4%, while operating margin remained unchanged at 7%. QoQ comparisons are affected by the strong seasonality at the Water Heaters businesses.

EBITDA for 2Q04 rose 57% YoY to Ps.299million and 2% QoQ. EBITDA margin was 15%, up from 12% in 2Q03 and remained unchanged QoQ.

For the first half of the year, operating income was Ps.267 million, a 35% YoY increase. Operating margin rose to 7% from 6% in 1H03. EBITDA for the same period rose by 19% to Ps.592 million, with EBITDA margin stable at 15%.

For the full year, management expects operating results to improve, driven mainly by higher capacity utilization from new orders of gasoline and diesel iron heads and blocks, consolidation of both the EV6 aluminum project and the new auto parts foundry; increased sales of ceramics tiles and new value added water heaters. The Company also expects to resolve cost overruns at the Metal and Automotive business towards the end of the year.

Table 2: Operating Income and EBITDA

	2Q04	1Q04	2Q03	YoY % Change	QoQ % Change	6-mo 2004	6-mo 2003	YoY % Change
Operating Income								
Million Pesos	136	131	39	253%	4%	267	198	35%
Margin	*7%*	*7%*	*2%*			*7%*	*6%*	
Million Dollars	12	12	4	238%	0%	24	18	35%
EBITDA								
Million Pesos	299	293	190	57%	2%	592	498	19%
Margin	*15%*	*15%*	*12%*			*15%*	*15%*	
Million Dollars	26	27	17	51%	(1%)	53	45	18%

Comprehensive Financial Cost (CFC)

Comprehensive financial cost for the quarter was a loss of Ps.106 million, compared with a gain of Ps.83 million for the same period last year. This was mainly due to the the Ps.91 million non-cash charge resulting from the mark-to-market of cross currency swap agreements executed on March 4, 2004 to convert part of the peso denominated

debt from the issuance of Certificados Bursatiles to US dollars. The Ps.83 million gain for 2Q03 resulted from non-cash income as a result of the foreign exchange fluctuation during that period.

According to Bulletin C-10, issued in 2003 by the Mexican Institute of Public Accountants, the mark-to-market from derivative financial instruments has to be registered in the CFC. Also, it is mandatory for Mexican companies that have contracted commodity swaps to capitalize the difference between the market price and the swap contract price at the end of each reporting period and also record the correspondent income tax as a deferred liability. Although Bulletin C-10 is only mandatory beginning January 1, 2005, management has applied this accounting rule since the fourth quarter of 2003. For this effect, in this quarter the Company recognized a non-cash gain of Ps.8 million in its shareholder's equity and a deferred liability of Ps.4 million.

In previous quarters, the difference between the market price and the swap contract price was recognized within the CFC as a financial gain or loss for the period as mandated by Bulletin C-2 issued in 2002.

Table 3: Comprehensive Financial Cost

	2Q04	1Q04	2Q03	6-mo 2004	6-mo 2003
CFC	106	(31)	(83)	75	13
Financial Expenses	39	30	28	70	58
Financial Income	(12)	(21)	(24)	(33)	(51)
Foreign Exchange Fluctuation	(12)	(28)	(106)	(40)	(22)
Derivatives	91	7	18	98	39
Monetary Loss	(1)	(19)	1	(20)	(11)

Majority Net Income

For the quarter, the Company posted a majority net income of Ps.8 million, or a net income margin of 0.4%, compared with Ps.104 million, or a net income margin of 7% for 2Q03. EPS for the quarter was Ps.0.03 (US$0.01 per ADS) compared with Ps.0.37 (US$0.21 per ADS).

Capital Expenditures

During the quarter, the Company made capital investments for a total of US$16 million. Of these, US$5.4 million were invested in a new project to supply 4 cylinder aluminum heads to GM, US$4 million in a project to supply Toyota with iron blocks for a V8 engine, US$3.3 million were invested at the new ceramic tiles plant in Chihuahua, and US$3 in other investments.

METAL AND AUTOMOTIVE

For 2Q04, Metal and Automotive revenues represented 44% of the Company's consolidated net sales.

Revenues

Revenues for 2Q04 increased year-over-year by 45% to Ps.880 million driven by strong growth at the Aluminum and Diesel Iron Engine Blocks and Heads businesses, as well as the new auto parts foundry, which more than offset the expected 10% decline in volumes at the Gasoline Iron Engine Blocks and Heads business.

Aluminum sales volumes increased 14% YoY driven by increased sales of GM's EV6 engines to the US and Australia. The 57% increase in revenues at this business reflected the larger proportion of value added engine blocks related to the GM EV6 project.

Diesel Iron Engine Blocks and Heads sales volumes increased by 76%, as a result of incremental sales volumes to John Deere as well as to Caterpillar, both to the US. Revenues rose 96% reflecting an improvement in the product mix, resulting from the recovery of the US economy as well as increased demand from the above mentioned US clients.

As anticipated, sales volumes at the Gasoline Iron Blocks and Heads business decreased 10%, due to the expected decline in volumes that took place last year.

Sales volumes of smaller auto parts, increased by 48% YoY, with revenues up 36% during the same period, as a result of the formal start up of the new ductile iron foundry last January. This new foundry continues to perform above management's expectations.

Prices during the period were favorable as a result of:

- An 11% YoY devaluation of the Mexican peso,
- The pass through of the increase in commodity prices at the Iron Foundry business; and
- An improved product mix at the Aluminum foundry.

Management expects volumes at the Gasoline Iron Engine Blocks and Heads business to continue recovering throughout the year, driven by additional orders from Chrysler and VW, and by production of new orders from Toyota towards the end of the year. Volumes from other OEMs are expected to remain flat as compared with 2003.

Revenues are also expected to be driven by the ramping up of the new ductile iron foundry, which is estimated to add annual revenues of approximately US$20 million for the full year. Customers are primarily Tier-1 and Tier-2 OEM suppliers. In addition, management anticipates a strong increase in volumes in 2004 within the Diesel Iron Engine Blocks and Head business, driven by continued sales increases to Caterpillar and by new orders from John Deere.

Finally, volumes at the Aluminum Blocks and Head business are expected to continue showing strong growth year-over-year, driven by the consolidation of the EV6 project through increased exports mainly to the US, Canada and Australia.

Table 4. Sales - Metal and Automotive

	2Q04	104	2Q03	YoY % Change	QoQ % Change	6-mo 2004	6-mo 2003	YoY % Change
Sales (Million Pesos)	880	766	609	45%	15%	1,646	1,233	33%
Sales (Million Dollars)	77	69	56	38%	11%	147	111	32%
*Aluminum B & H (Gasoline)**	*24*	*24*	*15*	*57%*	*1%*	*48*	*29*	*66%*
*Iron Engine B & H (Gasoline)**	*20*	*20*	*22*	*(8%)*	*(2%)*	*40*	*44*	*(7%)*
*Iron Engine B & H (Diesel)**	*25*	*19*	*13*	*96%*	*33%*	*44*	*27*	*59%*
*Iron Auto parts**	*5*	*5*	*4*	*36%*	*10%*	*10*	*7*	*41%*
Volume								
Aluminum B & H (Gasoline)				*14%*	*(10%)*			*20%*
Iron Engine B & H (Gasoline)				*(10%)*	*(1%)*			*(8%)*
Iron Engine B & H (Diesel)				*76%*	*12%*			*56%*
Iron Auto parts				*48%*	*14%*			*53%*

* Figures expressed in US$, as 100% of total sales of this division are US$ denominated.

Operating Income, EBITDA and Margin

Operating income and EBITDA increased to Ps.31 million from a loss of Ps.14 million in 2Q03 and Ps.0 million in 1Q04. Operating margin for the quarter improved to 4%, from negative 2% in 2Q03 and 0% in 1Q03. The improvement in operating income is explained by:

- A 45% revenue growth;
- Resolution of issues that had led to cost overruns at the aluminum foundry;
- The pass through of the increase in commodity prices at the Iron Foundry business; and
- Increased capacity utilization at the Diesel and Aluminum foundries, which contributed to higher absorption of overhead expenses.

Simultaneously, the Iron Foundry business continues to face important problems, including:

- Volatility in commodity prices; and
- Cost overruns related to new Diesel sales volumes.

EBITDA for the quarter was Ps.118 million, an increase of 106% from Ps.57 million in 2Q03 and of 40% from Ps.85 million in 1Q04. EBITDA margin rose to 13% from 9% in 2Q03.

Year-to-date operating income improved by 167% to Ps.31 million. During the same period, EBITDA rose 36% to Ps.203 million.

For the full year, management believes operating income is likely to show continued improvement driven by higher sales at the Aluminum and Diesel Iron Engine Blocks and Head businesses, as well as new Gasoline Engine Blocks and Heads orders and the ramping up of the auto parts plant which started formal production last January. Operating income is also expected to benefit from the ongoing reorganization and cost control program and better production planning as a result of the increased capacity utilization.

Table 5: Operating Income and EBITDA - Metal and Automotive

	2Q04	1Q04	2Q03	YoY % Change	QoQ % Change	6-mo 2004	6-mo 2003	YoY % Change
Operating Income								
Million Pesos	*31*	*0*	*(14)*	*NA*	*NA*	*31*	*12*	*167%*
Margin	*4%*	*0*	*(2%)*			*2%*	*1%*	
Million Dollars	*3*	*0*	*(1)*	*NA*	*NA*	*3*	*1*	*178%*
EBITDA								
Million Pesos	*118*	*85*	*57*	*106%*	*40%*	*203*	*149*	*36%*
Margin	*13%*	*11%*	*9%*			*12%*	*12%*	
Million Dollars	*10*	*8*	*5*	*98%*	*35%*	*18*	*13*	*35%*

BUILDING MATERIALS

For 2Q04, Building Materials revenues represented 42% of the Company's consolidated net sales.

Revenues

Revenues for 2Q04 rose 13% YoY to Ps.836 million, driven by increases of 12% at Ceramic Tiles and 24% at Water Heaters, which offset the 1% decline at Bathroom Fixtures. Sales volumes increased at the three business units.

On a secquential basis, revenues fell by 3%, with a 25% decline at Water Heaters more than offsetting the 6% growth at Ceramic Tiles and a 4% increase at Bathroom Fixtures. In addition to the standard seasonality at Water heaters, the product mix was particularly weak during the first two months of the quarter, but improved substantially in June.

The 16% YoY growth in Ceramic Tiles volumes was principally due to increased activity at the new low-end housing market in Mexico, the opening of new point of sales by the Company's distributors and increased exports to the US. Although prices remained stable during the period, the sales mix was had a larger proportion of low-end products, which negatively impacted revenue growth.

Sales volumes at the Water Heaters business rose 8% YoY, principally driven by the improved economic environment in Mexico. QoQ, water heater sales volumes declined 35%, following the business' seasonality.

Bathroom fixtures sales volumes rose 17% YoY as a result of higher exports to the US and an improved enconomic environment in Mexico. Although prices remained stable during the quarter, revenues were negatively impacted by a weaker product mix, both in the US and Mexico.

Year-to-date, Building Material revenues increased by 4% to Ps.1,696, with volume increases at the three business units.

For the full year, management expects continued sales growth, driven by the Federal housing program as well as through increased exports to the US, both at Ceramic Tiles and Water Heaters. Sales are also expected to benefit from the new commercial strategy implemented at the Ceramic Tiles business.

Table 6: Sales – Building Materials

	2Q04	1Q04	2Q03	YoY % Change	QoQ % Change	6-mo 2004	6-mo 2003	YoY % Change
Sales (Million Pesos)	836	860	737	13%	(3%)	1,696	1,630	4%
*Ceramic Tiles**	*510*	*482*	*457*	*12%*	*6%*	*991*	*944*	*5%*
*Water Heaters**	*147*	*196*	*119*	*24%*	*(25%)*	*344*	*299*	*15%*
*Bathroom Fixtures**	*135*	*130*	*136*	*(1%)*	*4%*	*264*	*284*	*(7%)*
Volume								
Ceramic Tiles				*16%*	*6%*			*9%*
Water Heaters				*8%*	*(35%)*			*8%*
Bathroom Fixtures				*17%*	*4%*			*9%*

* Figures expressed in Mexican Pesos, as sales to the domestic market represent approximately 90% of total sales for this division

Operating Income, EBITDA and Margins

Operating income for 2Q04 rose 145% to Ps.92 million. Operating margin more than doubled to 11%, from 5% in 2Q03. Operating income decreased 6% QoQ, with operating margin unchanged at 11%.

The YoY improvement in operating income resulted principally from:

- The 13% YoY revenue growth;
- High capacity utilization levels at the Ceramic Tiles business, which allowed for a better absorption of the semi variable costs and overhead expenses;
- Stable prices and an improved product mixture for Ceramic Tiles; and
- Lower overhead expenses in real terms.

This improvement was achieved despite:

- A 3.5% increase in salaries of non-unionized employees in April, 2004;
- A US$125,000 provision as a result of the recall of certain bathroom fixtures sold in the US market;
- An YoY increase in excess of 60% in steel prices, which negatively impacted the Water Heaters business;
- Higher cost of imported raw materials resulting from the 11% depreciation of the Mexican Peso against the US dollar; and
- A weaker product mix at Water Heater heaters.

EBITDA for the quarter increased YoY by 54%, while EBITDA margin rose to 18% from 14%. On a sequential basis, EBITDA was down 45% and EBITDA margin dropped from 19%.

Year-to-date, operating income was Ps.190 million, a 29% improvement compared with the same period last year. Operating margin improved to 11% from 9% in 1H03. During the same period, EBITDA improved by 15% to Ps.314 million, with EBITDA margin up to 19% from 17% in 1H03.

For the full year, management expects operating income to improve driven by increased sales, the reorganization and cost cutting program. YoY comparisons should benefit from the fact that all ceramic tiles will be produced at the new, more efficient ceramic plants, despite higher costs from the ramping up of the new Ceramic Tiles plant at Chihuahua. Given increased demand and high capacity utilization levels at the existing plants, management expects to start operations at the new plant during 3Q03 instead of January 2005, as originally planned. In addition, sales are expected to benefit from the expected stable pricing environment, the positive seasonality at the Water Heaters business, the likely increase in Calorex orders from the development of new points of sales by distributors, and higher ceramic tiles sales as a result of the new commercial strategy. These expectations take into consideration increased domestic demand, as well as growth in exports.

Table 7: Operating Income and EBITDA - Building Materials

	2Q04	1Q04	2Q03	YoY % Change	QoQ % Change	6-mo 2004	6-mo 2003	YoY % Change
Operating Income								
Million Pesos	92	98	38	145%	(6%)	190	147	29%
Margin	*11%*	*11%*	*5%*			*11%*	*9%*	
Million Dollars	8	9	3	135%	(9%)	17	13	29%
EBITDA								
Million Pesos	153	161	100	54%	(5%)	314	272	15%
Margin	*18%*	*19%*	*14%*			*19%*	*17%*	
Million Dollars	13	15	9	48%	(8%)	28	24	15%

HOUSEWARES

For 2Q04, Housewares revenues represented 14% of the Company's consolidated net sales.

Revenues

Revenues for 2Q04 rose by 8% YoY to Ps.261 million, reflecting higher sales volumes at the two business units, while prices remained stable during the period.

Year-to-date, revenues increased by 3% to Ps.526 million, with volume increases of 8% and 4% at the kitchenware and tableware businesses, respectively.

For the full year, management expects sales to remain stable. The Kitchenware business is expected to grow in line with the Mexican economy, while volumes at the Tableware business are expected to remain flat.

Table 8: Sales – Housewares

	2Q04	1Q04	2Q03	YoY % Change	QoQ % Change	6-mo 2004	6-mon 2003	YoY % Change
Sales (Million Pesos)	261	265	241	8%	(2%)	526	509	3%
*Kitchenware Products**	*187*	*195*	*176*	*6%*	*(4%)*	*382*	*368*	*4%*
*Tableware Products**	*67*	*69*	*62*	*9%*	*(2%)*	*136*	*131*	*4%*
Volume								
Kitchenware Products				*7%*	*(12%)*			*8%*
Tableware Products				*8%*	*2%*			*4%*

* Figures expressed in Mexican Pesos, as sales to the domestic market represent approximately 90% of total sales for this division.

Operating Income, EBITDA and Margins

Operating income for 2Q04 declined YoY by 18% to Ps.13 million. Operating margin for the quarter was down to 5% from 7% in 2Q03. The YoY decline in EBIT is a result of:

- A 3.5% increase in salaries of non-unionized employees;
- An YoY increase in steel prices in excess of 60% which negatively impacted the kitchenware business;
- Severance payments related resulting from an internal reorganization; and
- Payment of antidumping tariffs paid for finished tableware products.

EBITDA for the quarter was Ps.27 million, a 21% year-over-year decline. EBITDA margin was 10% compared with 14% in 2Q03.

Year-to-date, operating income reached Ps.47 million, a 13% improvement, with operating margin up to 9% from 8% in 1H03. EBITDA for 1H04 was Ps.75 million, a 4% decline compared to the first half of last year. EBITDA margin for the quarter was down to 14% from 15% in 1H03.

For the full year, management expects operating margins to remain stable at the Kitchenware business and decline slightly at the Tableware business due to increased costs, particularly natural gas.

Table 9: Operating Income and EBITDA - Housewares

	2Q04	1Q04	2Q03	YoY % Change	QoQ % Change	6-mo 2004	6-mo 2003	YoY % Change
Operating Income								
Million Pesos	13	34	16	(18%)	(61%)	47	41	13%
Margin	*5%*	*13%*	*7%*			*9%*	*8%*	
Million Dollars	1	3	1	(21%)	(62%)	4	4	14%
EBITDA								
Million Pesos	27	47	34	(21%)	(43%)	75	78	(4%)
Margin	*10%*	*18%*	*14%*			*14%*	*15%*	
Million Dollars	2	4	3	(24%)	(45%)	7	7	(4%)

ABOUT GRUPO INDUSTRIAL SALTILLO

Grupo Industrial Saltillo, S.A. de C.V. is one of Mexico's leading industrial companies. The Company operates in three industry segments with combined annual revenues of US$637 million for fiscal year 2003, and EBITDA of US$112 million, representing a margin of 18% percent. The Metal and Automotive segment operates the world's largest non-captive cast iron foundry and includes the Cifunsa, Cifunsa Diesel, Castech, and Ditemsa plants. The Building Products segment includes the production of ceramic tiles through Vitromex, the water heater operations through Calorex and Calentadores Cinsa, as well as the production of bathroom fixtures through Saint Thomas. The Housewares segment includes the production of kitchen- and tableware.

This press release contains forward-looking statements, which are subject to risks, and uncertainties that could cause the Company's actual results to differ materially from management's current expectations. Those risks and uncertainties include, without limitation: new product development and commercialization; demand and acceptance for the Company's products; competitive products and pricing; economic conditions in the Company's product and geographic markets and foreign currency fluctuation.

Contacts:

GISSA
Felipe Mellado, Corporate General Director
Tel.: 011-52-844-411-1030
E-mail: fmellado@gis.com.mx

Héctor Zamorano, Corporate Finance Director
Tel.: 011-52-844-411-1040
E-mail: zamorano@gis.com.mx

Roberto González, Finance Manager
Tel.: 011-52-844-411-1049
E-mail: rgonzalez@gis.com.mx

Breakstone&Ruth International
Susan Borinelli
Tel.: 646-536-7018
E-mail: sborinelli@breakstoneruth.com

Grupo Industrial Saltillo, S.A. De C.V.
Unaudited Consolidated Financial Highlights
(Using Mexican GAAP, in millions of constant pesos as of June 30, 2004)

	As of June 30,	
	2004	**2003**
ASSETS		
Current		
Cash and temporary investments	794	1,196
Trade receivables, net	1,812	1,252
Other receivables	451	238
Inventories	907	755
Other assets	24	22
Property, Plant and Equipment	**6,238**	**5,897**
Other Assets	**819**	**863**
TOTAL ASSETS	**11,046**	**10,223**
LIABILITIES		
Current		
Short term debt	143	92
Current portion of long term debt	313	90
Suppliers	870	564
Other liabilities (Income tax, EPS, and others)	1,051	714
Long term		
Long term debt	2,229	2,607
Deferred taxes	747	541
Long term sundry creditors	237	227
Stockholders' Equity	**5,456**	**5,387**
Total Liabilities and Stockholders' Equity	**11,046**	**10,223**

	Second Quarter	
	2004	**2003**
Net Debt	1,890	1,593
Cash Position	794	1,196
EBITDA/Interest Expense[1]	11x	10x
Debt to EBITDA[2]	1.96	2.34

[1] Trailing twelve months EBITDA to trailing twelve months interest expense.
[2] Debt to twelve months EBITDA.

Grupo Industrial Saltillo, S.A. De C.V.
Unaudited Consolidated Financial Highlights
(Using Mexican GAAP, All numbers, except EPS in millions of constant pesos as of June 30, 2004)

INCOME STATEMENT

	Three-Month Period Ended June 30			Six-Month Period Ended June 30		
	2004	2003	% Change	2004	2003	% Change
Net Sales	1,976	1,587	25%	3,867	3,372	15%
Metal and Automotive	880	609	45%	1,646	1,233	33%
Building Materials	836	737	13%	1,696	1,630	4%
Housewares	261	241	8%	526	509	3%
Cost of Sales	1,667	1,307	28%	3,176	2,684	18%
Operating expenses	173	241	(28%)	424	490	(13%)
Operating Income	136	39	253%	267	198	35%
Metal and Automotive	31	(14)	NA	31	12	167%
Building Materials	92	38	145%	190	147	29%
Housewares	13	16	(18%)	47	41	13%
EBITDA	299	190	57%	592	498	19%
Metal and Automotive	118	57	106%	203	149	36%
Building Materials	153	100	54%	314	272	15%
Housewares	27	34	(21%)	75	78	(4%)
Comprehensive Financial Cost	106	(83)		75	13	
Financial expenses	39	28		70	58	
Financial income	(12)	(24)		(33)	(51)	
Foreign exchange fluctuation	(12)	(106)		(40)	(22)	
Derivatives	91	18		98	39	
Monetary gains	(1)	1		(20)	(11)	
Other Income, Net	20	(51)		22	(40)	
Income Tax	2	58		53	76	
Employees' profit sharing	2	8		11	11	
Net Income	8	107	(92%)	110	139	(21%)
Minority Interest	1	3	(84%)	13	2	443%
Net Income of Majority Interest	8	104	(93%)	98	137	(28%)
Net Income per Share	0.03	0.37	(93%)	0.34	0.48	(29%)
Net Income per ADS	0.16	2.20	(93%)	2.05	2.89	(29%)
Operating cashflow per share	1.05	0.67	56%	2.07	1.75	18%
Operating cashflow per ADS	6.28	4.01	56%	12.43	10.52	18%
# of Shares Outstanding	285,689	283,972		285,689	283,972	

MARGINS

	Three Month Period Ended June 30		Six Month Period Ended June 30	
	2004	2003	2004	2003
Operating Margin	7%	2%	7%	6%
Metal and Automotive	*4%*	*(2%)*	*2%*	*1%*
Building Materials	*11%*	*5%*	*11%*	*9%*
Housewares	*5%*	*7%*	*9%*	*8%*
EBITDA Margin	15%	12%	15%	15%
Metal and Automotive	*13%*	*9%*	*12%*	*12%*
Building Materials	*18%*	*14%*	*19%*	*17%*
Housewares	*10%*	*14%*	*14%*	*15%*
Majority Net Income Margin	0%	7%	3%	4%

GRUPO INDUSTRIAL SALTILLO

Grupo Industrial Saltillo Reports Second Quarter 2004 Results

Saltillo, Mexico, July 28, 2004 – Grupo Industrial Saltillo, S.A. de C.V. (BMV: GISSA, OTC: GISQY) (GISSA), a leading Mexican industrial company, today announced results for the three and six-month period ended June 30, 2004[1].

Second Quarter 2004 Financial Highlights[1]

- Consolidated revenues were Ps.1,976, a 25% and 4% increase YoY and QoQ, respectively. In dollar terms, revenues increased 19% YoY to US$174 million.
- Operating income rose 253% YoY to Ps.136 million, and 4% from the previous quarter. Operating margin was 7%, up from 2% for 2Q03 and remained unchanged QoQ. In dollar terms, operating income was US$12 million, a 238% increase, compared with 2Q03.
- Consolidated EBITDA gained 57% YoY to Ps.299 million and 2% on a sequential basis. EBITDA margin rose to 15% from 12% in 2Q03 and remained flat QoQ. In dollar terms, EBITDA was US$26 million, a 51% YoY increase and declined 1% QoQ.
- Net majority income was Ps.8 million (US$1 million), or a gain per ordinary share of Ps.0.03 (US$0.01 per ADS). This compares with a net majority gain of Ps.104 million (US$10 million) for 2Q03, or a gain per ordinary share of Ps. 0.37 (US$0.21 per ADS).

Second Quarter 2004 Earnings Conference Call

Date:	Thursday, July 29, 2004
Time:	**10:00 AM US EST – 9:00 AM Mexico time**
Dial Information:	(706) 634-1333 (International); (800) 344-1005 (from US and Canada)
Passcode:	8772093
Replay:	Starting Thursday, July 29, 2004, at 1:00 PM US EST (12:00 PM Mexico time), ending at midnight EDT on Thursday, August 5, 2004. Dial-in Number: (800) 642-1687 (US & Canada), (706) 645-9291 (International). Confirmation Code: 8772093.

[1] Unless otherwise indicated, all financial and operating data discussed in this announcement are in accordance with Generally Accepted Accounting Principles in Mexico and in constant Mexican pesos as of June 30, 2004. All dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each quarter by the applicable average exchange rate for that quarter.

Revenues
Revenues for 2Q04 rose 25% year-over-year to Ps.1,976 million, with increases at the Company's three industry segments. Sales gained 45% at Metal and Automotive, 13% at Building Materials and 8% at Housewares during the period. The growth in revenues was principally driven by volume increases of 21%, 13% and 8% at Metal and Automotive, Building Materials and Housewares, respectively.

On a sequential basis, revenues gained 4% as a result of a 15% increase at Metal and Automotive, which was partially offset by declines of 3% and 2% at Building Materials and Housewares, respectively.

Exports for the quarter rose 39% YoY to 54% of total revenues, from 48% in 2Q03. Growth was driven by the recovery of the US economy, incremental exports by the Aluminum foundry to Australia and the success of the Company's strategic focus on developing the US ceramic tiles and water heater market.

For the first half of the year, revenues increased by 15% to Ps.3,867 million, driven by an increase of 33% at Metal and Automotive, 4% at Building Materials and 3% at Housewares.

For the full year, management expects revenues to continue improving, principally from growth at the Aluminum and Diesel Iron Engine Blocks and Heads business, the ramping up of the new Ductile Iron auto parts foundry and new orders from Chrysler at the Gasoline Iron Engine Blocks and Heads business. Sales are also expected to increase, driven by new orders from Toyota which are scheduled to begin during the fourth quarter of the year. Building Materials revenues are also expected continue increasing, benefiting from the consolidation of the new commercial strategy implemented at the Ceramic Tiles business, higher sales following the Federal housing program as well as through increased exports to the US, both at Ceramic Tiles and Water Heaters.

Table 1: Total Sales

	2Q04	1Q04	2Q03	YoY % Change	QoQ % Change	6-mo 2004	6-mo 2003	YoY % Change
Revenues (Million Pesos)	1,976	1,891	1,587	25%	4%	3,867	3,372	15%
Metal and Automotive	*880*	*766*	*609*	*45%*	*15%*	*1,646*	*1,233*	*33%*
Building Materials	*836*	*860*	*737*	*13%*	*(3%)*	*1,696*	*1,630*	*4%*
Housewares	*261*	*265*	*241*	*8%*	*(2%)*	*526*	*509*	*3%*
Domestic Sales	909	958	820	11%	(5%)	1,867	1,820	3%
Exports	1,067	933	767	39%	14%	2,000	1,552	29%
Revenues (Million Dollars)	174	171	145	19%	1%	345	303	14%
Metal and Automotive	*77*	*69*	*56*	*38%*	*11%*	*147*	*111*	*32%*
Building Materials	*73*	*78*	*68*	*9%*	*(6%)*	*151*	*146*	*3%*
Housewares	*23*	*24*	*22*	*4%*	*(5%)*	*47*	*46*	*3%*
Volume								
Metal and Automotive				*21%*	*5%*			*19%*
Building Materials				*13%*	*(5%)*			*9%*
Housewares				*8%*	*(8%)*			*7%*

Operating Income (EBIT)

Operating income for 2Q04 rose by 253% YoY to Ps.136 million. Operating margin improved to 7%, from 2% in 2Q03. This is explained mainly by:

- The above mentioned 25% YoY increase in sales;
- Better use of installed capacity, which allows to increase absorption of semi variable costs and overhead expenses; and
- A decline in overhead expenses in excess of 10% in real-terms resulting from the Company's reorganization started last year.

The improvement in operating income was achieved despite the high volatility in commodity prices, the increase in electricity costs, cost overruns issues due to the launch of new products at the Diesel foundry and the start-up of new operations.

On a sequential basis, operating income gained 4%, while operating margin remained unchanged at 7%. QoQ comparisons are affected by the strong seasonality at the Water Heaters businesses.

EBITDA for 2Q04 rose 57% YoY to Ps.299million and 2% QoQ. EBITDA margin was 15%, up from 12% in 2Q03 and remained unchanged QoQ.

For the first half of the year, operating income was Ps.267 million, a 35% YoY increase. Operating margin rose to 7% from 6% in 1H03. EBITDA for the same period rose by 19% to Ps.592 million, with EBITDA margin stable at 15%.

For the full year, management expects operating results to improve, driven mainly by higher capacity utilization from new orders of gasoline and diesel iron heads and blocks, consolidation of both the EV6 aluminum project and the new auto parts foundry; increased sales of ceramics tiles and new value added water heaters. The Company also expects to resolve cost overruns at the Metal and Automotive business towards the end of the year.

Table 2: Operating Income and EBITDA

	2Q04	1Q04	2Q03	YoY % Change	QoQ % Change	6-mo 2004	6-mo 2003	YoY % Change
Operating Income								
Million Pesos	136	131	39	253%	4%	267	198	35%
Margin	*7%*	*7%*	*2%*			*7%*	*6%*	
Million Dollars	12	12	4	238%	0%	24	18	35%
EBITDA								
Million Pesos	299	293	190	57%	2%	592	498	19%
Margin	*15%*	*15%*	*12%*			*15%*	*15%*	
Million Dollars	26	27	17	51%	(1%)	53	45	18%

Comprehensive Financial Cost (CFC)

Comprehensive financial cost for the quarter was a loss of Ps.106 million, compared with a gain of Ps.83 million for the same period last year. This was mainly due to the the Ps.91 million non-cash charge resulting from the mark-to-market of cross currency swap agreements executed on March 4, 2004 to convert part of the peso denominated

debt from the issuance of Certificados Bursatiles to US dollars. The Ps.83 million gain for 2Q03 resulted from non-cash income as a result of the foreign exchange fluctuation during that period.

According to Bulletin C-10, issued in 2003 by the Mexican Institute of Public Accountants, the mark-to-market from derivative financial instruments has to be registered in the CFC. Also, it is mandatory for Mexican companies that have contracted commodity swaps to capitalize the difference between the market price and the swap contract price at the end of each reporting period and also record the correspondent income tax as a deferred liability. Although Bulletin C-10 is only mandatory beginning January 1, 2005, management has applied this accounting rule since the fourth quarter of 2003. For this effect, in this quarter the Company recognized a non-cash gain of Ps.8 million in its shareholder's equity and a deferred liability of Ps.4 million.

In previous quarters, the difference between the market price and the swap contract price was recognized within the CFC as a financial gain or loss for the period as mandated by Bulletin C-2 issued in 2002.

Table 3: Comprehensive Financial Cost

	2Q04	1Q04	2Q03	6-mo 2004	6-mo 2003
CFC	106	(31)	(83)	75	13
Financial Expenses	39	30	28	70	58
Financial Income	(12)	(21)	(24)	(33)	(51)
Foreign Exchange Fluctuation	(12)	(28)	(106)	(40)	(22)
Derivatives	91	7	18	98	39
Monetary Loss	(1)	(19)	1	(20)	(11)

Majority Net Income

For the quarter, the Company posted a majority net income of Ps.8 million, or a net income margin of 0.4%, compared with Ps.104 million, or a net income margin of 7% for 2Q03. EPS for the quarter was Ps.0.03 (US$0.01 per ADS) compared with Ps.0.37 (US$0.21 per ADS).

Capital Expenditures

During the quarter, the Company made capital investments for a total of US$16 million. Of these, US$5.4 million were invested in a new project to supply 4 cylinder aluminum heads to GM, US$4 million in a project to supply Toyota with iron blocks for a V8 engine, US$3.3 million were invested at the new ceramic tiles plant in Chihuahua, and US$3 in other investments.

METAL AND AUTOMOTIVE

For 2Q04, Metal and Automotive revenues represented 44% of the Company's consolidated net sales.

Revenues

Revenues for 2Q04 increased year-over-year by 45% to Ps.880 million driven by strong growth at the Aluminum and Diesel Iron Engine Blocks and Heads businesses, as well as the new auto parts foundry, which more than offset the expected 10% decline in volumes at the Gasoline Iron Engine Blocks and Heads business.

Aluminum sales volumes increased 14% YoY driven by increased sales of GM's EV6 engines to the US and Australia. The 57% increase in revenues at this business reflected the larger proportion of value added engine blocks related to the GM EV6 project.

Diesel Iron Engine Blocks and Heads sales volumes increased by 76%, as a result of incremental sales volumes to John Deere as well as to Caterpillar, both to the US. Revenues rose 96% reflecting an improvement in the product mix, resulting from the recovery of the US economy as well as increased demand from the above mentioned US clients.

As anticipated, sales volumes at the Gasoline Iron Blocks and Heads business decreased 10%, due to the expected decline in volumes that took place last year.

Sales volumes of smaller auto parts, increased by 48% YoY, with revenues up 36% during the same period, as a result of the formal start up of the new ductile iron foundry last January. This new foundry continues to perform above management's expectations.

Prices during the period were favorable as a result of:

- An 11% YoY devaluation of the Mexican peso,
- The pass through of the increase in commodity prices at the Iron Foundry business; and
- An improved product mix at the Aluminum foundry.

Management expects volumes at the Gasoline Iron Engine Blocks and Heads business to continue recovering throughout the year, driven by additional orders from Chrysler and VW, and by production of new orders from Toyota towards the end of the year. Volumes from other OEMs are expected to remain flat as compared with 2003.

Revenues are also expected to be driven by the ramping up of the new ductile iron foundry, which is estimated to add annual revenues of approximately US$20 million for the full year. Customers are primarily Tier-1 and Tier-2 OEM suppliers. In addition, management anticipates a strong increase in volumes in 2004 within the Diesel Iron Engine Blocks and Head business, driven by continued sales increases to Caterpillar and by new orders from John Deere.

Finally, volumes at the Aluminum Blocks and Head business are expected to continue showing strong growth year-over-year, driven by the consolidation of the EV6 project through increased exports mainly to the US, Canada and Australia.

Table 4: Sales - Metal and Automotive

	2Q04	1Q04	2Q03	YoY % Change	QoQ % Change	6-mo 2004	6-mo 2003	YoY % Change
Sales (Million Pesos)	880	766	609	45%	15%	1,646	1,233	33%
Sales (Million Dollars)	77	69	56	38%	11%	147	111	32%
*Aluminum B & H (Gasoline)**	*24*	*24*	*15*	*57%*	*1%*	*48*	*29*	*66%*
*Iron Engine B & H (Gasoline)**	*20*	*20*	*22*	*(8%)*	*(2%)*	*40*	*44*	*(7%)*
*Iron Engine B & H (Diesel)**	*25*	*19*	*13*	*96%*	*33%*	*44*	*27*	*59%*
*Iron Auto parts**	*5*	*5*	*4*	*36%*	*10%*	*10*	*7*	*41%*
Volume								
Aluminum B & H (Gasoline)				*14%*	*(10%)*			*20%*
Iron Engine B & H (Gasoline)				*(10%)*	*(1%)*			*(8%)*
Iron Engine B & H (Diesel)				*76%*	*12%*			*56%*
Iron Auto parts				*48%*	*14%*			*53%*

* Figures expressed in US$, as 100% of total sales of this division are US$ denominated.

Operating Income, EBITDA and Margin

Operating income and EBITDA increased to Ps.31 million from a loss of Ps.14 million in 2Q03 and Ps.0 million in 1Q04. Operating margin for the quarter improved to 4%, from negative 2% in 2Q03 and 0% in 1Q03. The improvement in operating income is explained by:

- A 45% revenue growth;
- Resolution of issues that had led to cost overruns at the aluminum foundry;
- The pass through of the increase in commodity prices at the Iron Foundry business; and
- Increased capacity utilization at the Diesel and Aluminum foundries, which contributed to higher absorption of overhead expenses.

Simultaneously, the Iron Foundry business continues to face important problems, including:

- Volatility in commodity prices; and
- Cost overruns related to new Diesel sales volumes.

EBITDA for the quarter was Ps.118 million, an increase of 106% from Ps.57 million in 2Q03 and of 40% from Ps.85 million in 1Q04. EBITDA margin rose to 13% from 9% in 2Q03.

Year-to-date operating income improved by 167% to Ps.31 million. During the same period, EBITDA rose 36% to Ps.203 million.

For the full year, management believes operating income is likely to show continued improvement driven by higher sales at the Aluminum and Diesel Iron Engine Blocks and Head businesses, as well as new Gasoline Engine Blocks and Heads orders and the ramping up of the auto parts plant which started formal production last January. Operating income is also expected to benefit from the ongoing reorganization and cost control program and better production planning as a result of the increased capacity utilization.

Table 5: Operating Income and EBITDA - Metal and Automotive

	2Q04	1Q04	2Q03	YoY % Change	QoQ % Change	6-mo 2004	6-mo 2003	YoY % Change
Operating Income								
Million Pesos	*31*	*0*	*(14)*	*NA*	*NA*	*31*	*12*	*167%*
Margin	*4%*	*0*	*(2%)*			*2%*	*1%*	
Million Dollars	*3*	*0*	*(1)*	*NA*	*NA*	*3*	*1*	*178%*
EBITDA								
Million Pesos	*118*	*85*	*57*	*106%*	*40%*	*203*	*149*	*36%*
Margin	*13%*	*11%*	*9%*			*12%*	*12%*	
Million Dollars	*10*	*8*	*5*	*98%*	*35%*	*18*	*13*	*35%*

BUILDING MATERIALS

For 2Q04, Building Materials revenues represented 42% of the Company's consolidated net sales.

Revenues

Revenues for 2Q04 rose 13% YoY to Ps.836 million, driven by increases of 12% at Ceramic Tiles and 24% at Water Heaters, which offset the 1% decline at Bathroom Fixtures. Sales volumes increased at the three business units.

On a secquential basis, revenues fell by 3%, with a 25% decline at Water Heaters more than offsetting the 6% growth at Ceramic Tiles and a 4% increase at Bathroom Fixtures. In addition to the standard seasonality at Water heaters, the product mix was particularly weak during the first two months of the quarter, but improved substantially in June.

The 16% YoY growth in Ceramic Tiles volumes was principally due to increased activity at the new low-end housing market in Mexico, the opening of new point of sales by the Company's distributors and increased exports to the US. Although prices remained stable during the period, the sales mix was had a larger proportion of low-end products, which negatively impacted revenue growth.

Sales volumes at the Water Heaters business rose 8% YoY, principally driven by the improved economic environment in Mexico. QoQ, water heater sales volumes declined 35%, following the business' seasonality.

Bathroom fixtures sales volumes rose 17% YoY as a result of higher exports to the US and an improved enconomic environment in Mexico. Although prices remained stable during the quarter, revenues were negatively impacted by a weaker product mix, both in the US and Mexico.

Year-to-date, Building Material revenues increased by 4% to Ps.1,696, with volume increases at the three business units.

For the full year, management expects continued sales growth, driven by the Federal housing program as well as through increased exports to the US, both at Ceramic Tiles and Water Heaters. Sales are also expected to benefit from the new commercial strategy implemented at the Ceramic Tiles business.

Table 6: Sales – Building Materials

	2Q04	1Q04	2Q03	YoY % Change	QoQ % Change	6-mo 2004	6-mo 2003	YoY % Change
Sales (Million Pesos)	836	860	737	13%	(3%)	1,696	1,630	4%
*Ceramic Tiles**	*510*	*482*	*457*	*12%*	*6%*	*991*	*944*	*5%*
*Water Heaters**	*147*	*196*	*119*	*24%*	*(25%)*	*344*	*299*	*15%*
*Bathroom Fixtures**	*135*	*130*	*136*	*(1%)*	*4%*	*264*	*284*	*(7%)*
Volume								
Ceramic Tiles				*16%*	*6%*			*9%*
Water Heaters				*8%*	*(35%)*			*8%*
Bathroom Fixtures				*17%*	*4%*			*9%*

* Figures expressed in Mexican Pesos, as sales to the domestic market represent approximately 90% of total sales for this division

Operating Income, EBITDA and Margins

Operating income for 2Q04 rose 145% to Ps.92 million. Operating margin more than doubled to 11%, from 5% in 2Q03. Operating income decreased 6% QoQ, with operating margin unchanged at 11%.

The YoY improvement in operating income resulted principally from:

- The 13% YoY revenue growth;
- High capacity utilization levels at the Ceramic Tiles business, which allowed for a better absorption of the semi variable costs and overhead expenses;
- Stable prices and an improved product mixture for Ceramic Tiles; and
- Lower overhead expenses in real terms.

This improvement was achieved despite:

- A 3.5% increase in salaries of non-unionized employees in April, 2004;
- A US$125,000 provision as a result of the recall of certain bathroom fixtures sold in the US market;
- An YoY increase in excess of 60% in steel prices, which negatively impacted the Water Heaters business;
- Higher cost of imported raw materials resulting from the 11% depreciation of the Mexican Peso against the US dollar; and
- A weaker product mix at Water Heater heaters.

EBITDA for the quarter increased YoY by 54%, while EBITDA margin rose to 18% from 14%. On a sequential basis, EBITDA was down 45% and EBITDA margin dropped from 19%.

Year-to-date, operating income was Ps.190 million, a 29% improvement compared with the same period last year. Operating margin improved to 11% from 9% in 1H03. During the same period, EBITDA improved by 15% to Ps.314 million, with EBITDA margin up to 19% from 17% in 1H03.

For the full year, management expects operating income to improve driven by increased sales, the reorganization and cost cutting program. YoY comparisons should benefit from the fact that all ceramic tiles will be produced at the new, more efficient ceramic plants, despite higher costs from the ramping up of the new Ceramic Tiles plant at Chihuahua. Given increased demand and high capacity utilization levels at the existing plants, management expects to start operations at the new plant during 3Q03 instead of January 2005, as originally planned. In addition, sales are expected to benefit from the expected stable pricing environment, the positive seasonality at the Water Heaters business, the likely increase in Calorex orders from the development of new points of sales by distributors, and higher ceramic tiles sales as a result of the new commercial strategy. These expectations take into consideration increased domestic demand, as well as growth in exports.

Table 7: Operating Income and EBITDA - Building Materials

	2Q04	1Q04	2Q03	YoY % Change	QoQ % Change	6-mo 2004	6-mo 2003	YoY % Change
Operating Income								
Million Pesos	92	98	38	145%	(6%)	190	147	29%
Margin	*11%*	*11%*	*5%*			*11%*	*9%*	
Million Dollars	8	9	3	135%	(9%)	17	13	29%
EBITDA								
Million Pesos	153	161	100	54%	(5%)	314	272	15%
Margin	*18%*	*19%*	*14%*			*19%*	*17%*	
Million Dollars	13	15	9	48%	(8%)	28	24	15%

HOUSEWARES

For 2Q04, Housewares revenues represented 14% of the Company's consolidated net sales.

Revenues

Revenues for 2Q04 rose by 8% YoY to Ps.261 million, reflecting higher sales volumes at the two business units, while prices remained stable during the period.

Year-to-date, revenues increased by 3% to Ps.526 million, with volume increases of 8% and 4% at the kitchenware and tableware businesses, respectively.

For the full year, management expects sales to remain stable. The Kitchenware business is expected to grow in line with the Mexican economy, while volumes at the Tableware business are expected to remain flat.

Table 8: Sales – Housewares

	2Q04	1Q04	2Q03	YoY % Change	QoQ % Change	6-mo 2004	6-mon 2003	YoY % Change
Sales (Million Pesos)	261	265	241	8%	(2%)	526	509	3%
*Kitchenware Products**	*187*	*195*	*176*	*6%*	*(4%)*	*382*	*368*	*4%*
*Tableware Products**	*67*	*69*	*62*	*9%*	*(2%)*	*136*	*131*	*4%*
Volume								
Kitchenware Products				*7%*	*(12%)*			*8%*
Tableware Products				*8%*	*2%*			*4%*

* Figures expressed in Mexican Pesos, as sales to the domestic market represent approximately 90% of total sales for this division.

Operating Income, EBITDA and Margins

Operating income for 2Q04 declined YoY by 18% to Ps.13 million. Operating margin for the quarter was down to 5% from 7% in 2Q03. The YoY decline in EBIT is a result of:

- A 3.5% increase in salaries of non-unionized employees;
- An YoY increase in steel prices in excess of 60% which negatively impacted the kitchenware business;
- Severance payments related resulting from an internal reorganization; and
- Payment of antidumping tariffs paid for finished tableware products.

EBITDA for the quarter was Ps.27 million, a 21% year-over-year decline. EBITDA margin was 10% compared with 14% in 2Q03.

Year-to-date, operating income reached Ps.47 million, a 13% improvement, with operating margin up to 9% from 8% in 1H03. EBITDA for 1H04 was Ps.75 million, a 4% decline compared to the first half of last year. EBITDA margin for the quarter was down to 14% from 15% in 1H03.

For the full year, management expects operating margins to remain stable at the Kitchenware business and decline slightly at the Tableware business due to increased costs, particularly natural gas.

Table 9: Operating Income and EBITDA - Housewares

	2Q04	1Q04	2Q03	YoY % Change	QoQ % Change	6-mo 2004	6-mo 2003	YoY % Change
Operating Income								
Million Pesos	13	34	16	(18%)	(61%)	47	41	13%
Margin	*5%*	*13%*	*7%*			*9%*	*8%*	
Million Dollars	1	3	1	(21%)	(62%)	4	4	14%
EBITDA								
Million Pesos	27	47	34	(21%)	(43%)	75	78	(4%)
Margin	*10%*	*18%*	*14%*			*14%*	*15%*	
Million Dollars	2	4	3	(24%)	(45%)	7	7	(4%)

ABOUT GRUPO INDUSTRIAL SALTILLO

Grupo Industrial Saltillo, S.A. de C.V. is one of Mexico's leading industrial companies. The Company operates in three industry segments with combined annual revenues of US$637 million for fiscal year 2003, and EBITDA of US$112 million, representing a margin of 18% percent. The Metal and Automotive segment operates the world's largest non-captive cast iron foundry and includes the Cifunsa, Cifunsa Diesel, Castech, and Ditemsa plants. The Building Products segment includes the production of ceramic tiles through Vitromex, the water heater operations through Calorex and Calentadores Cinsa, as well as the production of bathroom fixtures through Saint Thomas. The Housewares segment includes the production of kitchen- and tableware.

Contacts:

GISSA
Felipe Mellado, Corporate General Director
Tel.: 011-52-844-411-1030
E-mail: fmellado@gis.com.mx

Héctor Zamorano, Corporate Finance Director
Tel.: 011-52-844-411-1040
E-mail: zamorano@gis.com.mx

Roberto González, Finance Manager
Tel.: 011-52-844-411-1049
E-mail: rgonzalez@gis.com.mx

Breakstone&Ruth International
Susan Borinelli
Tel.: 646-536-7018
E-mail: sborinelli@breakstoneruth.com

Grupo Industrial Saltillo, S.A. De C.V.
Unaudited Consolidated Financial Highlights
(Using Mexican GAAP, in millions of constant pesos as of June 30, 2004)

	As of June 30,	
	2004	**2003**
ASSETS		
Current		
Cash and temporary investments	794	1,196
Trade receivables, net	1,812	1,252
Other receivables	451	238
Inventories	907	755
Other assets	24	22
Property, Plant and Equipment	**6,238**	**5,897**
Other Assets	**819**	**863**
TOTAL ASSETS	**11,046**	**10,223**
LIABILITIES		
Current		
Short term debt	143	92
Current portion of long term debt	313	90
Suppliers	870	564
Other liabilities (Income tax, EPS, and others)	1,051	714
Long term		
Long term debt	2,229	2,607
Deferred taxes	747	541
Long term sundry creditors	237	227
Stockholders' Equity	**5,456**	**5,387**
Total Liabilities and Stockholders' Equity	**11,046**	**10,223**

	Second Quarter	
	2004	**2003**
Net Debt	1,890	1,593
Cash Position	794	1,196
EBITDA/Interest Expense[1]	11x	10x
Debt to EBITDA[2]	1.96	2.34

[1] Trailing twelve months EBITDA to trailing twelve months interest expense.
[2] Debt to twelve months EBITDA.

Grupo Industrial Saltillo, S.A. De C.V.
Unaudited Consolidated Financial Highlights
(Using Mexican GAAP, All numbers, except EPS in millions of constant pesos as of June 30, 2004)

INCOME STATEMENT

	Three-Month Period Ended June 30			Six-Month Period Ended June 30		
	2004	2003	% Change	2004	2003	% Change
Net Sales	1,976	1,587	25%	3,867	3,372	15%
Metal and Automotive	880	609	45%	1,646	1,233	33%
Building Materials	836	737	13%	1,696	1,630	4%
Housewares	261	241	8%	526	509	3%
Cost of Sales	1,667	1,307	28%	3,176	2,684	18%
Operating expenses	173	241	(28%)	424	490	(13%)
Operating Income	136	39	253%	267	198	35%
Metal and Automotive	31	(14)	NA	31	12	167%
Building Materials	92	38	145%	190	147	29%
Housewares	13	16	(18%)	47	41	13%
EBITDA	299	190	57%	592	498	19%
Metal and Automotive	118	57	106%	203	149	36%
Building Materials	153	100	54%	314	272	15%
Housewares	27	34	(21%)	75	78	(4%)
Comprehensive Financial Cost	106	(83)		75	13	
Financial expenses	39	28		70	58	
Financial income	(12)	(24)		(33)	(51)	
Foreign exchange fluctuation	(12)	(106)		(40)	(22)	
Derivatives	91	18		98	39	
Monetary gains	(1)	1		(20)	(11)	
Other Income, Net	20	(51)		22	(40)	
Income Tax	2	58		53	76	
Employees' profit sharing	2	8		11	11	
Net Income	8	107	(92%)	110	139	(21%)
Minority Interest	1	3	(84%)	13	2	443%
Net Income of Majority Interest	8	104	(93%)	98	137	(28%)
Net Income per Share	0.03	0.37	(93%)	0.34	0.48	(29%)
Net Income per ADS	0.16	2.20	(93%)	2.05	2.89	(29%)
Operating cashflow per share	1.05	0.67	56%	2.07	1.75	18%
Operating cashflow per ADS	6.28	4.01	56%	12.43	10.52	18%
# of Shares Outstanding	285,689	283,972		285,689	283,972	

MARGINS

	Three Month Period Ended June 30		Six Month Period Ended June 30	
	2004	2003	2004	2003
Operating Margin	7%	2%	7%	6%
Metal and Automotive	*4%*	*(2%)*	*2%*	*1%*
Building Materials	*11%*	*5%*	*11%*	*9%*
Housewares	*5%*	*7%*	*9%*	*8%*
EBITDA Margin	15%	12%	15%	15%
Metal and Automotive	*13%*	*9%*	*12%*	*12%*
Building Materials	*18%*	*14%*	*19%*	*17%*
Housewares	*10%*	*14%*	*14%*	*15%*
Majority Net Income Margin	0%	7%	3%	4%